UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 2)*

Gravity Co., Ltd.

(Name of Issuer)

Common Stock, par value Won 500 per share

(Title of Class of Securities)

38911N107

(CUSIP Number)

Masami Shimada

Asian Groove, Inc.

1-1, Kanda-Awaji-cho

Chiyoda-ku, Tokyo 101-0063

Japan

81-3-5405-8331

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 26, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38911N107	13D	Page 1 of 2 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

ASIAN GROOVE, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
JAPAN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

CO

CUSIP No. 38911N107	13D	Page 2 of 2 Pages

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

TAIZO SON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

KOREA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

0
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

This Amendment No.2 to Schedule 13D amends and supplements the Schedule 13D filed on August 30, 2005, as amended and restated in its entirety by Amendment No. 1 thereto filed on September 9, 2005, by (i) Techno Groove Co., Ltd. (“Techno Groove”), (ii) Asian Groove, Inc. (“Asian Groove”), (iii) Taizo Son, (iv) EZER Inc. (“EZER”), (v) Nichiei Ryu and (vi) Masayoshi Son, with respect to the common stock, par value Won 500 per share, of Gravity Co., Ltd (the “Company”), and is being filed only by Asian Groove and Taizo Son (the “Reporting Persons”).

Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D filed on August 30, 2005, as amended.

Item 2.	Identity and Background

Item 2 is hereby amended and supplemented by adding the following:

On October 31, 2006, Techno Groove merged into Asian Groove, and ceased to exist. Asian Groove’s current principal business address and office is 1-1, Kanda-Awaji-cho, Chiyoda-ku, Tokyo 101-0063, Japan.

Neither of the Reporting Persons nor, to the best knowledge and belief of the Reporting Persons, any executive officer or director of Asian Groove, has during the last five years been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and is or was, as a result of such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

As a result of the transaction described in Item 5, the Reporting Persons no longer beneficially own any Common Stock.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by adding the following:

On December 26, 2006, the TK Agreement was terminated by EZER and Asian Groove, as Techno Groove’s successor. In connection with the termination, EZER returned Techno Groove’s approximately 9.9 billion yen capital contribution under the TK Agreement to Asian Groove, and Asian Groove ceased to have any interest in the Common Stock. Asian Groove and Taizo Son have not beneficially owned any Common Stock since that date and pursuant to Rule 13d-2(b) have no further filing obligation on this Schedule 13D.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 5, 2007

Asian Groove, Inc.

By:	/S/ MASAMI SHIMADA
Name:	Masami Shimada
Title:	Senior Partner

/S/ TAIZO SON
Taizo Son